Exhibit 99.2

RADCOM LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Yaron Ravkaie, Chief Executive Officer and Ran Vered, Chief Financial Officer, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Radcom Ltd. (the “Company”), which the undersigned is entitled to vote at the 2017 Annual General Meeting of Shareholders of the Company (the “Meeting”), to be held at the offices of the Company, 24 Raoul Wallenberg Street, Tel Aviv, Israel on July 31, 2017 at 4:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of 2017 Annual General Meeting of Shareholders and Proxy Statement, dated June 26, 2017.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to Items 1 and 2, this Proxy will be voted FOR each such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ITEMS 1-2. PLEASE SIGN,
DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR
VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒.

1.   Re-election of Zohar Zisapel as a member of the Board of Directors

☐ FOR	☐ AGAINST	☐ ABSTAIN

2.   Re-appointment of Kost Forer Gabbay & Kasierer as independent auditors until the next annual general meeting of shareholders, and to authorizing the Audit Committee of our Board of Directors to fix their remuneration for the fiscal year ending December 31, 2017.

☐ FOR	☐ AGAINST	☐ ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

The undersigned acknowledges receipt of the Notice of the 2017 Annual General Meeting of Shareholders and Proxy Statement, dated June 26, 2017.

Signature: ____________________          ___________________________          Date: _____________, 2017
    title (if applicable)

Signature if held jointly: __________________          _____________________            Date: ____________, 2017
                        title (if applicable)

Please date, sign exactly as your name appears on this proxy and promptly return in the enclosed envelope. In the case of joint ownership, each owner should sign. Otherwise, the signature of the senior owner who votes shall be accepted to the exclusion of the vote(s) of the other joint owner(s); for this purpose, seniority shall be determined by the order in which the names appear in the shareholders register. When signing as attorney, executor, administrator, trustee or guardian, or in any other similar capacity, please give full title. If a corporation, sign in full corporate name by president or other authorized officer, giving title, and affix corporate seal. If a partnership, sign in the partnership’s name by an authorized person.